UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2019
Commission File Number: 001-38262
_______________
LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________
Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents
Item	Description
1	Loma Negra Relevant Event

Loma Negra Compañía Industrial Argentina Sociedad Anónima.

Condensed Interim Financial Statements as of September 30, 2018 and for the nine and three months periods ended September 30, 2018 and 2017

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2018 AND 2017

CONTENTS

Unaudited condensed interim consolidated comprehensive income statement
Unaudited condensed interim consolidated balance sheet
Unaudited condensed interim consolidated statement of changes in shareholders’ equity
Unaudited condensed interim consolidated statement of cash flows
Notes to the unaudited condensed interim consolidated financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting opinions and key sources used for estimating uncertainty
4 Net revenues from sales
5 Cost of sales
6 Selling and administrative expenses
7 Other net income and expenses
8 Tax on bank debits and credits
9 Net financing income/(loss)
10 Income tax
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Balances and transactions with related parties
15 Other receivables
16 Trade accounts receivable
17 Current investments
18 Capital stock and other related accounts
19 Accumulated other comprehensive income
20 Loans
21 Accounts payable
22 Provisions
23 Tax liabilities
24 Cash and cash equivalents
25 Financial instruments
26 Nonmonetary transactions
27 Segment reporting
28 Security granted to controlled companies
29 Commitments
30 Subsequent events

Information Report

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME STATEMENT AS OF SEPTEMBER 30, 2018 AND 2017
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

		Nine months		Three months
	Notes	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Net revenues from sales	4	15,421,825,073	10,834,120,934	6,131,089,705	4,164,879,581
Cost of sales	5	(10,936,877,644)	(7,692,749,940)	(4,277,573,441)	(3,001,302,744)

Gross income		4,484,947,429	3,141,370,994	1,853,516,264	1,163,576,837

Selling and administrative expenses	6	(1,102,588,154)	(852,098,879)	(410,558,693)	(310,266,211)
Other net income and expenses	7	15,438,428	(3,424,125)	19,166,999	(4,750,704)

Tax on bank debits and credits	8	(151,684,886)	(129,369,747)	(55,870,541)	(50,361,860)

NET FINANCIAL INCOME/(LOSS)
Exchange difference	9	(1,666,012,868)	(214,916,026)	(1,041,218,035)	(171,778,303)
Financial income	9	257,702,456	38,854,877	86,626,082	19,157,269
Financial expenses	9	(670,825,753)	(499,065,730)	(302,773,268)	(179,305,268)

Income/(loss) before income tax		1,166,976,652	1,481,351,364	148,888,808	466,271,760

INCOME TAX
Current	10	(408,329,505)	(457,121,047)	(213,624,079)	(145,395,408)
Deferred	10	85,937,736	(16,189,153)	182,748,496	(4,828,278)

NET INCOME FOR THE PERIOD		844,584,883	1,008,041,164	118,013,225	316,048,074

OTHER COMPREHENSIVE INCOME
Items which may be reclassified through income/(loss):
Due to exchange differences		1,325,627,342	105,582,845	777,933,996	64,549,196

TOTAL OTHER COMPREHENSIVE INCOME		1,325,627,342	105,582,845	777,933,996	64,549,196

TOTAL COMPREHENSIVE INCOME		2,170,212,225	1,113,624,009	895,947,221	380,597,270

Net income from:
Owners of the parent company		806,358,740	925,598,613	100,805,067	295,336,732
Non-controlling interests		38,226,143	82,442,551	17,208,158	20,711,342
NET INCOME FOR THE PERIOD		844,584,883	1,008,041,164	118,013,225	316,048,074

Comprehensive income from:
Owners of the parent company		1,482,450,815	979,447,626	497,564,392	328,257,901
Non-controlling interests		687,761,410	134,176,383	398,382,829	52,339,369
TOTAL COMPREHENSIVE INCOME		2,170,212,225	1,113,624,009	895,947,221	380,597,270
Earnings per share (basic and diluted)	11	1.3529	1.6353	0.1691	0.5218

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2018, COMPARATIVE WITH DECEMBER 31, 2017
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Notes	September 30, 2018	December 31, 2017
ASSETS
Non-current assets
Property, plant, and equipment	12	9,343,974,381	5,978,676,491
Intangible assets		74,397,251	75,466,722
Investments		330,062	330,062
Capital gain		39,347,434	39,347,434
Deferred tax asset	10	123,506,875	-
Inventories	13	281,795,221	214,721,953
Other receivables	15	719,991,770	145,174,686
Trade accounts receivable	16	7,107,386	-
Total non-current assets		10,590,450,380	6,453,717,348

Current assets
Inventories	13	2,857,917,686	1,833,791,084
Other receivables	15	619,077,766	241,657,017
Trade accounts receivable	16	2,096,171,572	1,263,410,505
Investments	17	2,189,983,421	2,990,913,013
Cash and banks		570,497,517	188,774,700
Total current assets		8,333,647,962	6,518,546,319
Total assets		18,924,098,342	12,972,263,667

The Notes are an integral part of these condensed interim consolidated financial statements

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2018, COMPARATIVE WITH DECEMBER 31, 2017
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Notes	September 30, 2018	December 31, 2017
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	18	1,922,100,728	1,922,100,728
Reserves		1,650,006,023	59,163,641
Retained earnings		806,358,740	1,590,842,382
Accumulated other comprehensive income	19	926,536,789	250,444,714
Shareholders’ equity attributable to owners of the parent company		5,305,002,280	3,822,551,465

Non-controlling interests		1,281,004,103	593,242,693

Total shareholders’ equity		6,586,006,383	4,415,794,158

LIABILITIES
Non-current liabilities
Loans	20	3,418,323,283	2,604,280,835
Accounts payable	21	126,058,530	71,388,595
Provisions	22	203,425,435	161,095,990
Tax liabilities	23	-	342,209
Other payables		15,678,545	15,740,729
Deferred tax liabilities	10	277,695,371	229,291,404

Total non-current liabilities		4,041,181,164	3,082,139,762

Current liabilities
Loans	20	3,915,207,206	1,759,598,408
Accounts payable	21	3,048,366,408	2,361,541,364
Customer advances		175,235,185	206,360,071
Payroll and social security contributions		553,691,574	541,829,106
Tax liabilities	23	572,050,384	573,083,940
Other payables		32,360,038	31,916,858

Total current liabilities		8,296,910,795	5,474,329,747

Total liabilities		12,338,091,959	8,556,469,509

Total shareholders’ equity and liabilities		18,924,098,342	12,972,263,667

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF SEPTEMBER 30, 201
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Owners contributions									Other comprehensive income
	Capital	Adjustment to capital (1)	Share premium	Other capital adjustments	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange income/(loss)	Retained Earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interests	Total
Balances as of January 1, 2018	59,602,649	151,390,644	2,047,627,791	(435,241,562)	98,721,206	41,598,659	1,444,425	-	16,120,557	250,444,714	1,590,842,382	3,822,551,465	593,242,693	4,415,794,158
Allocated as decided by shareholders at the Annual Shareholders' Meeting held on April, 25, 2018:
- Increase in Legal reserve						600,000					(600,000)	-		-
- Increase in Optional reserve								1,590,242,382			(1,590,242,382)	-		-
- Other capital adjustments absorption			(435,241,562)	435,241,562								-		-
Other comprehensive income										676,092,075		676,092,075	649,535,267	1,325,627,342
Income for the period											806,358,740	806,358,740	38,226,143	844,584,883
Balances as of September 30, 2018	59,602,649	151,390,644	1,612,386,229	-	98,721,206	42,198,659	1,444,425	1,590,242,382	16,120,557	926,536,789	806,358,740	5,305,002,280	1,281,004,103	6,586,006,383

(1)	For inflation adjustments up to February 28, 2003.

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF SEPTEMBER 30, 2017
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

		Owners contributions								Other comprehensive income
	Capital issued	Adjustment to capital (1)	Other capital adjustments	Share premium		Merger premium	Legal reserve	Reserve environmental	Future dividends reserve	Exchange income/(loss)	Retained Earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interests	Total
Balances as of January 1, 2017	56,602,649	151,390,644	(403,406,965)	183,902,074	98,721,206	41,598,659	1,444,425	663,267	149,293,492	460,157,290	740,366,741	390,144,836	1,130,511,577

Allocated as decided by shareholders at the Annual Shareholders' Meeting held on March, 23, 2017:

- Distribution of cash dividends										(444,700,000)	(444,700,000)	-	(444,700,000)
- Increase in Optional reserve for future dividends								15,457,290		(15,457,290)	-	-	-

Other comprehensive income									53,849,013		53,849,013	51,733,832	105,582,845

Acquisition of shares of Cofesur S.A.			(31,834,597)								(31,834,597)	(3,599,465)	(35,434,062)

Income for the period										925,598,613	925,598,613	82,442,551	1,008,041,164

Balances as of September 30, 2017	56,602,649	151,390,644	(435,241,562)	183,902,074	98,721,206	41,598,659	1,444,425	16,120,557	203,142,505	925,598,613	1,243,279,770	520,721,754	1,764,001,524

(1)	For inflation adjustments up to February 28, 2003.

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS AS OF SEPTEMBER 30, 2018 AND 2017
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	Nine months
	September 30, 2018	September 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	844,584,883	1,008,041,164

Adjustments to calculate cash flows from operating activities
Income tax recognized through income/(loss)	322,391,769	473,310,200
Depreciation and amortizations	620,167,150	457,486,068
Provisions	52,924,335	51,380,813
Interest lost	545,156,080	388,887,383
Interest and exchange difference gained	-	(7,966,242)
Exchange difference	1,288,531,051	183,856,289
Income/(loss) from the sale of Property, plant and equipment	-	(1,479,734)
Changes in operating assets and liabilities
Inventories	(804,049,164)	(150,757,492)
Other receivables	(307,647,401)	(158,093,242)
Trade accounts receivable	(674,595,761)	(497,610,374)
Customer advances	(31,124,886)	81,718,148
Accounts payable	449,955,124	(91,408,955)
Payroll and social security contributions	1,888,973	21,021,213
Provisions	(23,516,426)	(9,663,069)
Tax liabilities	295,322,389	24,225,003
Other payables	1,998,415	4,663,880
Income tax paid	(736,108,826)	(193,934,503)
Net cash flows from operating activities	1,845,877,705	1,583,676,550

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of Property, plant and equipment	3,538,549	10,332,681
Acquisition of Property, plant and equipment	(1,450,816,560)	(939,772,811)
Advance payments for Property, plant and equipment	(514,162,729)	-
Acquisition of Intangible assets	(8,278,768)	(19,226,364)
Interest collected	-	30,300,476
Contributions to the F.F.F.S.F.I Trust	(27,562,714)	(21,324,619)
Net cash flows used in investing activities	(1,997,282,222)	(939,690,637)

CASH FLOWS FROM FINANCING ACTIVITIES
New loans	1,000,434,144	2,920,470,077
Interest paid	(572,180,602)	(418,047,876)
Dividends paid	-	(442,867,991)
Repayment of loans	(1,500,412,910)	(3,234,876,434)
Net cash flows used in financing activities	(1,072,159,368)	(1,175,322,224)

Net changes in cash and cash equivalents	(1,223,563,885)	(531,336,311)
Cash and cash equivalents at the beginning of the year	3,179,687,713	803,285,795
Effects of the exchange differences on cash and cash equivalents held in foreign currency	804,357,110	15,669,070

Cash and cash equivalents at period end	2,760,480,938	287,618,554

The Notes are an integral part of these condensed interim consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

1. LEGAL INFORMATION

Registered office:

Boulevard Cecilia Grierson 355– 4th. Floor, City of Buenos Aires, Argentina.

Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, the “Company” or the “Parent Company”) is a corporation [“sociedad anónima”] organized under the laws of the Argentine Republic. On July 4, 2018, with the transfer of the Company's main business management and administration center, the Board of Directors decided to move the headquarters from Reconquista 1088, 7th Floor, to Boulevard Cecilia Grierson No. 355, 4th Floor, in the City of Buenos Aires. On October 1, 2018, the new domicile was registered with the Supervisory Board of Companies of the City of Buenos Aires.

Fiscal year:

Fiscal year No. 94, beginning January 1, 2018.

Business of the Company:

The main business of the Company is the manufacturing and marketing of cement and its by-products, and also exploration of the mineral resources used in the production process.

The Company owns 9 factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also owns 19 concrete production plants.

In addition, the Company, through its subsidiary Cofesur S.A., has a controlling interest in Ferrosur Roca S.A., a company operating the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions in the Bidding Terms and Conditions and the Concession Agreement.

The Company also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material, and a controlling interest in Yguazú Cementos S.A., a company organized in Paraguay engaged in the manufacture and marketing of cement.

Date of registration with the Argentine Public Registry of Commerce and the Supervisory Board of Companies [IGJ]:

-	Of the bylaws: August 5, 1926 under No 38, on Page 46
-	Last amendment recorded: August 29, 2017, under No 17,557, on Book 85 of Stock companies
-	No. of Registration with the Supervisory Board of Companies: 1,914,357
-	Taxpayer's ID Number [CUIT]: 30-50053085-1
-	Date of expiration: July 3, 2116.

Parent company:

As of September 30, 2018, the parent company was Loma Negra Holding GmbH, with 51.0437% of the Company’s shares and votes.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

On October 25, 2018, the transfer from Loma Negra Holding GmbH of all its shares in Loma Negra CIASA in favor of its 100% direct parent company, Cauê Austria Holding GmbH, was recorded.

Capital structure:
The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote.
2. BASIS OF PREPARATION

2.1 Basis of preparation
Pursuant to the provisions in Title IV, “Periodical Reporting Regime”, Chapter I, “Reporting Regime”, Section I, “General Provisions”, Section 1, paragraph b.1) of the amended text of the regulations issued by the Argentine Securities and Exchange Commission [“Comisión Nacional de Valores” (CNV)] (as amended in 2013), the Company has opted to submit its financial statements for interim periods as condensed financial statements, under International Accounting Standard (IAS) 34, “Interim Financial Reporting”.
Therefore, these condensed interim consolidated financial statements of Loma Negra C.I.A.S.A. for the nine months period ended September 30, 2018 are presented in accordance with the guidelines in IAS 34. The adoption of said regulation, as well as all IFRS, was established under Technical Resolution No. 26, as amended, issued by the Argentine Federation of Professional Associations in Economic Sciences (F.A.C.P.C.E.). IFRS where adopted through the Regulations of the CNV (as amended in 2013), except IAS 29, “Financial Reporting in Hyperinflationary Economies”, which cannot apply because Decree No. 664/03 issued by the Argentine Executive does not allow its control agencies to receive financial statements which do not comply with the provisions in Section 10 of Argentine Law No. 23,928, as amended, which voids all laws and regulations authorizing indexation through prices or monetary updates, a provision that is also adopted under Subsection 1 of Section 3, Chapter III, “Rules regarding the presentation and valuation criteria of financial statements”, in Title IV, “Periodical reporting regime”, in the amended text of the Regulations issued by the CNV.
This condensed interim consolidated financial information does not include all the information required under IFRS for the presentation of the complete financial statements, since they are presented as condensed financial statements, as set forth in IAS 34. Therefore, these condensed interim consolidated financial statements shall be read jointly with the Company's consolidated financial statements for the fiscal year ended December 31, 2017, which have been prepared pursuant to IFRS.
The amounts and other information for the fiscal year ended December 31, 2017 and the nine months period ended September 30, 2017 are part of the above-mentioned condensed interim consolidated financial statements and are intended for the purpose of being read only in relation to said financial statements.
Financial information with inflation adjustment.
Pursuant to the provisions in the applicable accounting standards, prior to adoption of the IFRS, the Company recognized the effects of changes in the currency's purchasing power until August 31, 1995. As from such date and until December 31, 2001, the restatement of the financial statements was discontinued, due to a period of monetary stability. From January 1, 2002 until February 28, 2003, the effects of inflation were recognized under the restatement method set forth by Technical Resolution No. 6 issued by the F.A.C.P.C.E. As from March 1, 2003, and in accordance with Decree No. 664/03 issued by the Argentine Executive, the Company suspended the restatement of its financial statements.
IAS 29 requires that the financial statements of an entity with a functional currency that is hyperinflationary to be stated in terms of the measuring unit current at date of the closing of the reporting fiscal year or period. The standard lists a series of quantitative and qualitative factors to consider whether an economy is hyperinflationary or not. During the last few years, the levels of inflation in Argentina have been high, with a three-year cumulative inflation rate exceeding 100%, with no expectations of a significant decrease in the short term. Likewise, we note the presence of certain qualitative factors and recent circumstances, such as the devaluation of the Argentinian Peso, which leads to the conclusion that an inflation adjustment shall be applied again to the annual or interim financial statements for the fiscal years and interim periods ending on or after July 1, 2018, in accordance with the guidelines in IAS 29. However, the Company has not restated these condensed interim consolidated financial statements because, up to the date of closing of this period and the related date of issuance, the abovementioned Decree No. 664/03 is still in force.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Pursuant to the guidelines in IAS 29, the adjustment should be restarted based on the last date on which the Company adjusted its financial statements to reflect the effects of inflation. To do so, in general terms, the inflation from the date of acquisition or addition to the entity’s shareholders’ equity or from the date of the revaluation of the asset, as the case may be, shall be calculated in the balances of non-monetary assets and liabilities. If in an inflationary period monetary assets exceed monetary liabilities, the entity will lose purchasing power, and, if monetary liabilities exceed monetary assets, the entity will gain purchasing power, provided that such items are not subject to an adjustment mechanism. The main expected result of the recognition of the inflation adjustment in the Company’s financial statements is an increase in the value of non-monetary items up to their recoverable values, with the related effect on deferred taxes, with an impact on the overall shareholders' equity and an increase of owners contributions.  Regarding income/(loss) for the period, in addition to the restatement of revenues, costs, expenses and other items, and the assessment of financial costs and actual exchange differences, it is expected to include income/(loss) for the net monetary position in a separate line. Likewise, the figures for the prior year or period presented for comparative purposes shall be restated at the closing currency of the current year or period, without that modifying the decisions made based on the financial information for the prior year.
As of the date of issuance of these consolidated condensed financial statements, the Company’s Board of Directors and Management are in the process of analyzing and calculating the effects of the application of IAS 29 to the Company’s financial information. Although the assessment has not been completed, it is estimated that the effects of the restatement may be significant. This shall be taken into consideration by the users of the attached condensed interim consolidated financial statements.
The financial information as of December 31, 2017 and September 30, 2017 presented in these unaudited condensed interim consolidated financial statements, for comparative purposes, is derived from our consolidated financial statements as of such dates.
The results of operations for the nine months periods ended September 30, 2018 and 2017 do not necessarily reflect the results for the full years. The Company believes that the disclosures are adequate to consider that the information presented is not misleading.
These condensed interim consolidated financial statements were approved for issue by the Board of Directors on November 8, 2018, the date when the interim financial statements were available for issuance.
2.2 Basis of consolidation

These condensed interim consolidated financial statements include the unaudited condensed interim consolidated balance sheet, the results of operations and cash flows of the Company and its subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2017, issued on March 8, 2018.
The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Main activity		Country	% of direct and indirect ownership as of
			September30, 2018	December31, 2017	September30, 2017
Controlled:
Cofesur S.A.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
Yguazú Cementos S.A.	Marketing and manufacture construction materials	Paraguay	51.00	51.00	51.00

	(1) Directly controlled by Cofesur S.A.

Below is a summary of the financial information for Group subsidiaries with material non-controlling interests. The summarized information does not include intragroup deletions due to consolidation.

a) Yguazú Cementos S.A.
	September 30, 2018	December 31, 2017

Current assets (1)	1,323,855,068	494,986,225
Non-current assets	4,662,581,465	2,358,756,400
Current liabilities (2)	961,575,127	385,487,026
Non-current liabilities (2)	2,370,553,652	1,332,533,280
Shareholders’ equity attributable to owners of the parent company	1,353,741,266	579,237,344
Non-controlling interests	1,300,566,488	556,484,975

(1)	Includes 345,921,684 and 111,943,934 of cash and cash equivalents as of September 30, 2018 and December 31, 2017, respectively.
(2)	Includes the financial loans described in Note 20.

Nine months period ended	September 30,2018	September 30,2017
Net revenues from sales	1,302,974,616	868,768,191
Financial income/(loss)	(130,745,933)	(50,380,110)
Depreciation and amortizations	(190,487,397)	(123,875,859)
Income tax	(17,318,012)	(19,233,498)
Net income for the period	192,958,092	162,758,951
Nine months period ended	September 30, 2018	September 30,2017
Net cash flows from operating activities	352,217,944	193,743,352
Net cash flows used in investing activities	(46,773,015)	(44,077,298)
Net cash flows applied to financing activities	(191,362,309)	(339,519,549)

The figures reported above for Yguazú Cementos S.A. are those in the information provided by that company, adjusted to conform to the regulations of the CNV (as amended in 2013) and the Company's accounting policies.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

b) Ferrosur Roca S.A.
	September 30, 2018	December 31, 2017

Current assets	508,590,247	448,672,962
Non-current assets	951,709,607	757,054,777
Current liabilities	1,520,934,243	838,820,242
Non-current liabilities	37,177,537	183,118,912
Shareholders’ equity attributable to owners of the parent company	(78,249,541)	147,030,869
Non-controlling interests	(19,562,385)	36,757,716

Nine months period ended	September 30, 2018	September 30, 2017
Net revenues from sales	1,486,218,156	1,155,978,746
Financial income/(loss)	(377,365,541)	(78,848,069)
Depreciations	(97,740,624)	(54,588,881)
Income tax	106,697,879	(7,199,899)
Net income/(loss) for the period	(282,004,494)	13,466,916

Nine months period ended	September 30, 2018	September 30, 2017
Net cash flows used in operating activities	(233,580,734)	(76,083,487)
Net cash flows used in investing activities	(158,957,955)	(60,060,601)
Net cash flows from financing activities	391,496,021	138,901,895

As of September 30, 2018, Ferrosur Roca S.A.'s shareholders’ equity deficit amounts to $ 97,811,926 and, during the period ended as of that date, has suffered losses amounting to $ 282,004,494. Such stock capital deficit means that the Company shall be dissolved under Section 94, subsection 5 of Law No. 19,550.
As of the date of issuance of these condensed interim consolidated financial statements, the indirectly controlled Company's Board of Directors is analyzing the situation and preparing action plans to deal with the aforementioned circumstances within the short term.

2.3 Accounting policies

The condensed interim consolidated financial statements have been prepared applying the same accounting criteria and policies used in the preparation of the audited consolidated financial statements for the fiscal year ended December 31, 2017, and taking into consideration the statements in Note 2.1, except for the adoption of new standards and interpretations that are mandatory as of January 1, 2018.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

●	Adoption of new and revised IFRS

The Company has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (IASB) that are relevant to its operations and mandatory as of September 30, 2018 as described in Note 2.2 to the consolidated financial statements for the fiscal year ended December 31, 2017.  The new and revised standards and interpretations mentioned above did not have a significant impact on these interim financial statements.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

●	New standards

New standards and interpretations issued during the nine months period ended September 30, 2018 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2017.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

2.3.2 Ferrocarril Roca Management Trust

The interest in the Ferrocarril Roca Management Trust is valued at cost, taking into account the value of contributions made, net of trust expenses, plus the financial income/(loss) accrued until the closing of the fiscal year/period. The following unconsolidated information refers to that entity, which is not controlled by Ferrosur Roca S.A.

As of September 30, 2018 and December 31, 2017, Ferrosur Roca S.A. owns 100% of the following (unconsolidated) assets and liabilities:

	September 30, 2018	December 31, 2017

Current assets	40,661,718	51,112,722
Current liabilities	73,810	1,006,901
Non-current liabilities	33,100	-
Shareholders’ equity	40,554,808	50,105,821

3. CRITICAL ACCOUNTING OPINIONS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

When applying the Group's accounting policies, the directors of the Company are required to make assessments, estimates and assumptions regarding the carrying amounts of assets and liabilities that are not readily available in other sources or evidence. The estimates and related assumptions are based on past experience and other factors that are considered relevant. Actual results may differ from these estimates.
The unaudited condensed interim financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.
There were no significant changes to the critical opinions made by Management in applying the accounting policies and the critical opinions disclosed in the consolidated financial statements for the fiscal year ended December 31, 2017.
As a consequence of the activities in which the Company is engaged, the transactions of the Company do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, historically the volume of sales in Argentina has showed a slight increase.
4. NET INCOME FROM SALES

	September 30, 2018	September 30, 2017
Nine months period ended
Sale of products	15,272,705,396	10,633,005,148
Domestic market	15,265,417,870	10,630,899,218
External market	7,287,526	2,105,930

Services rendered	864,446,464	713,383,877

(-) Bonuses / Discounts	(715,326,787)	(512,268,091)
Total	15,421,825,073	10,834,120,934

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Net income from sales increased mainly due to the average increase of cement prices by 38.1% in Argentina.

During the third quarter of 2018, net income increased by 47.2% driven mainly by the growth in income in the Cement, masonry and lime segments in Argentina and Cement in Paraguay, and supported by the continued growth in the concrete segment. Income from cement, masonry and lime in Argentina increased by 41.5% as compared to the same quarter of the prior year, despite the 6.2% decrease in dispatched volumes. Income from cement in Paraguay increased by 72.7%, due to the increase in local prices and the appreciation of the Guarani in relation to the Argentine Peso, partially offset by a 4.2% decrease in the volume of sales.

Concrete revenues increased by 110.7% year-over-year driven by growth in both volume sold and prices. In addition, revenues from the rail segment increased by 36.9%, mainly reflecting higher prices, partially offset by lower transported volumes.

The Group's income from sales are recorded upon compliance with performance obligations.

The Group does not have income from other sources other than regular activities. Given that the Group records its income during the period in which products are delivered and services are provided, there are no contract balances or income recognized in the period corresponding to existing obligations at the beginning of the period.

5. COST OF SALES

Nine months period ended		September 30,2018		September 30, 2017

Inventories at the beginning of the year		2,048,513,037		1,893,110,238
Finished products	163,360,814		141,811,446
Products in progress	536,131,353		611,224,018
Raw materials, materials, fuels	1,349,020,870		1,140,074,774

Exchange difference for the period		277,156,892		8,204,882

Purchases, production expenses and cost of services rendered in the period		11,750,920,622		7,860,221,047

Inventories at the end of the period		(3,139,712,907)		(2,068,786,227)
Finished products	(278,659,280)		(134,984,028)
Products in progress	(834,428,356)		(547,309,014)
Raw materials, materials, fuels	(2,026,625,271)		(1,386,493,185)

Cost of sales		10,936,877,644		7,692,749,940

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The breakdown of production expenses and cost of services rendered is as follows:
	September 30, 2018	September 30, 2017
Nine months period ended
Fees and service fees	196,494,086	83,982,845
Salaries, wages and social security contributions	1,955,216,810	1,491,741,424
Personnel transport and travel expenses	88,602,096	60,672,393
Data processing	8,384,984	5,194,408
Taxes, contributions and commissions	160,973,377	116,477,112
Depreciation and amortizations	611,135,288	446,679,309
Preservation and maintenance	987,244,524	753,916,528
Communications	10,190,737	7,086,782
Rent	29,162,269	15,973,316
Personnel benefits	40,776,688	32,585,520
Electricity, gas and water services	3,499,308	2,830,282
Freight	1,048,445,910	671,866,664
Fuels	1,750,683,842	1,048,125,697
Insurance	22,635,095	16,025,866
Packaging	410,531,973	266,320,536
Electricity	1,148,038,778	712,107,050
Contractors	854,466,796	513,807,194
Tolls	2,382,443	7,279,153
Royalties	10,985,860	8,357,967
Surveillance	66,017,710	56,114,472
Other	143,416,851	126,131,284
Total	9,549,285,425	6,443,275,802

The cost of sales and production expenses and the cost of services provided increased mainly due to the increase in tariffs and prices as a result of the 73.6% average annual inflation in Argentina as of September 30, 2018 (Domestic wholesale price index “DWPI” - Source: Argentine Institute of Statistics and Census (INDEC)) with an impact mainly on salaries, wages and social security contributions, freights and contractors. The impact of the depreciation of the Argentine Peso on the Company's cost structure is also reflected, mainly in thermal and electricity costs. The increase in fees for services is mainly due to the contract signed in August 2017 with Cimpor - Servicios de Apoio á Gestao de Empresas S.A. (hereinafter “Cimpor - Servicios de Apoio á Gestao de Empresas S.A.”), for the transfer of technical know-how.

6. SELLING AND ADMINISTRATIVE EXPENSES

	September 30, 2018	September 30, 2017
Nine months period ended
Managers, directors and statutory auditors’ fees	64,838,738	50,308,049
Fees and service fees	79,759,445	33,259,140
Salaries, wages and social security contributions	330,349,648	281,559,428
Personnel transport and travel expenses	15,990,223	12,625,860
Data processing	19,435,414	9,921,065
Advertising expenses	22,851,312	18,793,196
Taxes, contributions and commissions	321,278,222	266,695,495
Depreciation and amortizations	16,199,739	10,806,759
Preservation and maintenance	5,029,562	4,685,232
Communications	11,232,341	6,292,168
Rent	22,653,587	11,878,390
Personnel benefits	17,145,316	13,569,587
Electricity, gas and water services	1,135,411	715,508
Freight	125,782,311	105,186,343
Insurance	13,609,330	3,041,697
Allowance for bad debts	4,724,487	25,416
Surveillance	2,445,065	1,727,835
Other	28,128,003	21,007,711
Total	1,102,588,154	852,098,879

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Selling and administrative expenses have increased mainly due the impact of the 73.6% annual average inflation in Argentina as of September 30, 2018, and increasing expenses related to the Company's new IPO.

7. OTHER NET INCOME AND EXPENSES

	September 30, 2018	September 30, 2017
Nine months period ended
Income from the sale of property, plant, and equipment	-	1,479,734
Donations	(9,257,041)	(11,116,203)
Income from the assignment of tax credit	-	2,048,779
Contingencies	(5,335,031)	(11,890,005)
Substitute taxpayer	(4,646,259)	-
Rent	19,529,205	16,938,407
Technical assistance services	2,611,375	-
Bad debt recovery Yguazú Cementos S.A.	8,775,512	-
Miscellaneous	3,760,667	(884,837)
Total	15,438,428	(3,424,125)

8. TAX ON BANK DEBITS AND CREDITS

The general tax rate for bank debits and credits is 0.6% for amounts credited or debited to or from the Company's bank accounts. For credited and debited amounts, 33% of both items may be used as payment of account of other taxes. 67% on credits and debits is included in this line of the comprehensive income statement.

Under Argentine Law No. 27,432, the Argentine Executive may provide that the percentage of the aforesaid tax that is not computable as payment on account of income tax be progressively reduced by up to twenty percent (20%) per annum as from January 1, 2018, with an option to establish that, in 2022, the tax provided for under Argentine Law No. 25,413, as amended, be fully considered as payment on account of income tax. On May 7, 2018 Decree 409/2018 published in the Official Gazette established that taxpayers subject to the general rate of twelve per thousand may use the 33% on debits and credits to the related bank accounts on account of income tax payable.

9. NET FINANCIAL INCOME/(LOSS)

Nine months period ended	September 30, 2018	September 30, 2017
From exchange differences
Income from exchange differences	750,131,266	23,213,277
Expenses for exchange differences	(2,416,144,134)	(238,129,303)
Total	(1,666,012,868)	(214,916,026)

Financial income
Interest from temporary investments	243,897,951	16,658,548
Interest with InterCement Brasil S.A.	-	3,616,730
Restatement on credits	13,804,505	18,579,599
Total	257,702,456	38,854,877

Financial expenses
Interest expenses	(545,156,080)	(389,148,456)
Interest with Cimpor Trading e Inversiones S.A.	(5,170,986)	(9,207,753)
Restatement on liabilities	(65,844,014)	(63,034,577)
Other	(54,654,673)	(37,674,944)
Total	(670,825,753)	(499,065,730)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Exchange difference losses are mainly due to the net changes in the valuation of assets and liabilities denominated in US Dollars as a consequence of a 119% devaluation of the Argentine Peso against the US Dollar in the nine months period ended September 30, 2018, compared with such variation of the exchange rate during the same period in 2017, during which the Argentine Peso was devaluated by 10%. The increase in financial income is due to higher fund placements made during the nine months period ended September 30, 2018 compared to the same period of the prior year. The increase in funds placed results from the public offering process carried out during the second semester of the previous year.

10. INCOME TAX

Income tax expense derives from adding the current income tax payable to deferred income tax.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of the year-end.

The reconciliation of income tax expense for the nine months periods ended September 30, 2018 and 2017 and that which would result from applying the statutory rate in force on the net income before income tax for the condensed interim consolidated comprehensive income statement for each period is as follows:

	September 30, 2018	September 30, 2017
Income/(loss) before income tax	1,166,976,652	1,481,351,364
Statutory rate (*)	30%	35%
Income tax at statutory rate	(350,092,996)	(518,472,977)
Adjustments for calculation of the effective income tax:
Effect of different rates of foreign subsidiaries (*)	42,055,222	45,498,113
Change in deferred tax rate	(14,588,027)	-
Other permanent differences	234,032	(335,336)
Total income tax	(322,391,769)	(473,310,200)

INCOME TAX
Current	(408,329,505)	(457,121,047)
Deferred	85,937,736	(16,189,153)
Total	(322,391,769)	(473,310,200)

(*) The statutory rate in force in Argentina is 30% (35% for 2017), while in Paraguay the statutory rate is 10%.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Likewise, the breakdown of deferred income as of September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018	December 31, 2017
Deferred tax assets	123,506,875	-
Deferred tax liabilities	(277,695,371)	(229,291,404)
Total assets	(154,188,496)	(229,291,407)

	September 30, 2018	December 31, 2017
Assets
Tax losses	130,701,370	19,283,035
Provisions	28,603,544	23,533,896
Trade accounts receivable	402,670	954,472
Other	5,485,890	7,545,122
Total assets	165,193,474	51,316,525
Liabilities
Investments	(10,334,657)	(17,923,933)
Property, plant, and equipment	(285,507,125)	(246,016,904)
Loans	(8,439,415)	-
Other	(15,100,773)	(16,667,092)
Total liabilities	(319,381,970)	(280,607,929)
Total	(154,188,496)	(229,291,407)

The effective tax rates calculated for the nine months period ended September 30, 2018 and 2017 were 27.6% and 32%, respectively. Based on the tax reform that entered into force in December 2017, the income tax rate applicable to retained business earnings decreases from 35% to 25% as from January 1, 2020, with a transition scheme for the periods from January 1, 2018 to December 31, 2019, when the rate will be 30%.

11. EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:
	Nine months		Three months
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Net profit attributable to owners of the parent used in the calculation of basic and diluted earnings per share	806,358,740	925,598,613	100,805,067	295,336,732

Weighted average number of common shares for the purposes of basic and diluted earnings per share (all measurements)	596,026,490	566,026,490	596,026,490	566,026,490

Basic and diluted earnings per share	1.3529	1.6353	0.1691	0.5218

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

12. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2018	December 31, 2017

Cost	15,016,113,271	10,217,306,449
Accumulated depreciation	(5,672,138,890)	(4,238,629,958)
Total	9,343,974,381	5,978,676,491

	September 30, 2018	December 31, 2017
Land	46,174,079	37,642,361
Buildings	954,438,831	790,301,574
Machinery and equipment	5,859,057,139	3,722,384,044
Transport and freight vehicles	516,139,133	439,139,338
Furniture and fixtures	19,199,201	16,920,388
Quarries	905,871,173	579,601,085
Tools	13,014,426	14,827,210
Works in progress	1,030,080,399	377,860,491
Total	9,343,974,381	5,978,676,491

Acquisitions and disposals

The Group invested 1,625,179,271 and 869,612,703 during the nine months periods ended September 30, 2018 and 2017, respectively. The most significant increases during the period ended September 30, 2018 were 426,799,959 and 1,054,993,466 in Quarries and Works in progress, respectively. Likewise, during the current period and within the framework of the Investment Project of the new plant of L'Amalí, the Company made payments of Advances to Suppliers of Property, Plant and Equipment for 515,060,279, the balance of which as of September 30, 2018 is disclosed within Other non-current receivables.

That investment will add 2.7 million tons annually. This expansion implies a total capital investment of approximately USD 350 million, and is expected to be completed by the beginning of 2020.
The Company hired Sinoma International Engineering Co. Ltd. for the construction of the cement plant with a capacity of 5,800 tons per day of clinker production. The agreement includes engineering, provision and shipment of all equipment for the plant and its construction.

The basic engineering of the new plant and the on-site soil survey was completed in the fourth quarter of 2017. During the current period, the Company continued to make progress with the overall execution of the project.

In the context of the L´Amalí Plant investment project, the Company has obtained the “Certificate of Processing Pending” under Resolution No. 256/00256 issued by the former Argentine Ministry of Economy on “Large Investment Project Assets”, under which the Company would be exempt from paying customs duties, by meeting certain requirements, including the obligation to acquire new local property, plant, and equipment for an amount equal to or exceeding TWENTY PERCENT (20%) of the total value of the new assets imported under that Regime and executing surety bonds to ensure exemption from payment of the abovementioned duties.

Likewise, the Company qualifies to enjoy the benefits set forth in the mining law for the import of equipment under Section 21 of Argentine Law 24,196 on Mining Investments, with a customs duties exemption.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

13. INVENTORIES

	September 30, 2018	December 31, 2017
Non-current
Spare parts and materials	283,548,283	216,475,015
Allowance for obsolete inventories	(1,753,062)	(1,753,062)
Total	281,795,221	214,721,953

Current
Finished products	278,659,280	163,360,814
Products in progress	834,428,356	536,131,353
Raw materials, materials and spare parts	1,265,274,476	869,931,673
Inventory in transit	-	514,276
Fuels	479,555,574	263,852,968
Total	2,857,917,686	1,833,791,084

14. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its subsidiaries have been eliminated for the purposes of consolidation and are not disclosed in this Note.
The outstanding balances between the Group and related parties as of September 30, 2018 and December 31, 2017 are as follows:
	September 30, 2018	December 31, 2017
Parent company:
Loma Negra Holding GmbH
Other receivables	4,897,103	-
Other related parties:
InterCement Brasil S.A.
Accounts payable	(87,740,794)	(2,722,388)
Cimpor Trading e Inversiones S.A.
Trade accounts receivable	-	5,838,363
Other receivables	57,837,745	-
Accounts payable	(266,700,553)	(194,808,865)
Cimpor Servicios de Apoio a Gestao S.A.
Trade accounts receivable	-	13,868,021
Other receivables	20,852,642	-
Accounts payable	(215,762,718)	(64,142,910)
Sacopor S.A.
Accounts payable	-	(14,154,182)

The total balances with related parties by item as of September 30, 2018 and December 31, 2017 is as follows:
	September 30,2018	December 31, 2017

Trade accounts receivable	-	19,706,384
Other receivables	83,587,490	-
Accounts payable	(570,204,065)	(275,828,345)

The amounts outstanding as of September 30, 2018 are unsecured and will be settled in cash.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The breakdown of transactions between the Group and other related parties during the periods ended September 30, 2018 and 2017, respectively, is as follows:

	September 30, 2018	September 30, 2017

InterCement Brasil S.A. – interest and exchange differences	(19,571,985)	1,196,366
InterCement Brasil S.A. – purchase of goods and services	(82,793,667)	(16,530,508)
Cimpor Trading e Inversiones S.A. - interest and exchange differences	(52,772,686)	(11,314,928)
Cimpor Trading e Inversiones S.A. - purchase of goods and services	(44,805,398)	(91,416,533)
Cimpor Trading e Inversiones S.A. – sale of services	31,249,738	-
Cimpor Servicios de Apoio a Gestao S.A. - exchange difference	(71,608,738)	486,667
Cimpor Servicios de Apoio a Gestao S.A. - services received	(132,678,915)	(24,722,486)
Cimpor Servicios de Apoio a Gestao S.A. - services rendered	-	5,625,083
Sacopor S.A. – exchange difference	(3,181)	(2,014,159)
Sacopor S.A. – goods purchased	-	(19,491,248)

The amount charged for fixed and variable compensation of key personnel amounts to $ 61,180,585 and $ 50,308,049 for the nine months periods ended September 30, 2018 and 2017, respectively. On January 24, 2018, the Board of Directors of the Company approved an incentive program for certain hierarchical personnel calculated based on the value of the shares, as reported in Note 41 to the financial statements as of December 31, 2017. As of the date of issuance of these condensed interim consolidated financial statements, that program has not been implemented.

No expense has been recognized in the current period or in prior periods for bad or doubtful accounts related to the amounts owed by related parties.

On July 21, 2017, the Board of Directors accepted the offer letter received from Cimpor – Servicos de Apoio á Gestao de Empresas S.A. for the transfer of technical know-how including access to procedures, rules, databases, systems, benchmarking programs, tools and best practices in relation to the production process, in order to obtain better product quality. Loma Negra C.I.A.S.A. shall pay a fee of 1% of net sales of the Company for the services received. Said agreement is effective for a term of three years as from August 1, 2017 and is registered before Argentine Institute of Industrial Property (INPI).

15. OTHER RECEIVABLES

	September 30, 2018	December 31, 2017
Non-current
Tax credits	125,357,536	80,874,026
Contributions to the trust “Fondo Fiduciario para el Fortalecimiento del Sistema Ferroviario Interurbano” (F.F.F.S.F.I.)	40,554,808	50,105,821
Prepaid expenses	29,395,255	-
Advance to suppliers	515,060,279	2,907,688
Security deposits	9,290,559	7,953,818
Miscellaneous	333,333	3,333,333
Total	719,991,770	145,174,686

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	September 30, 2018	December 31, 2017
Current
Tax credits	149,270,683	125,511,539
Receivables from related parties (Note 14)	83,587,490	-
Expenses paid in advance	237,130,562	54,133,979
Security deposits	942,330	3,773,462
Reimbursement receivable	18,573,036	15,550,209
Advances to suppliers	98,654,844	26,077,417
Personnel loans	5,621,583	5,404,217
Receivables from sales of Property, plant and equipment	1,732,570	5,271,119
Miscellaneous	23,564,668	5,935,075
Total	619,077,766	241,657,017

The main changes in other current and non-current receivables are for the increase in prepaid expenses and the increase in advances to suppliers related to the Project of the new plant of L´Amalí.

16. TRADE ACCOUNTS RECEIVABLE

	September 30, 2018	December 31, 2017
Current
Regular debtors	1,964,926,154	1,124,643,588
Related parties customers (Note 14)	-	19,706,384
Loan with U.E.P.F.P. - Ferrosur Roca S.A.	127,967,447	117,407,006
Accounts receivable in litigation	20,090,410	19,023,292
Notes receivable	146,621	39,290
Foreign customers	3,131,350	1,614,237
Subtotal	2,116,261,982	1,282,433,797
Allowance for bad debts	(20,090,410)	(19,023,292)
Total	2,096,171,572	1,263,410,505

	September 30, 2018	December 31, 2017
Non-current
Regular debtors	12,583,052	-
Allowance for bad debts	(5,475,666)	-
Total	7,107,386	-

The increase in trade accounts receivable is due to the increase in prices and the average collection terms.

17. CURRENT INVESTMENTS

	September 30, 2018	December 31, 2017
In Pesos (1)	1,115,143,309	1,982,957,634
In foreign currency (2)	1,074,840,112	1,007,955,379
Total	2,189,983,421	2,990,913,013

(1)
The Group holds investments in Pesos represented mainly by investments in Mutual Investment Funds (62,082,182 and 726,097,716, as of September 30, 2018 and December 31, 2017, respectively), Bonds issued by the Argentine Central Bank (243,998,773 as of September 30, 2018 and 1,256,394,950 as of December 31, 2017) and Certificates of Deposit (807,796,993 as of September 30, 2018). Such investments accrue interest at an annual nominal rate of approximately 46.9% and 27% as of September 30, 2018 and December 31, 2017, respectively.

(2)
Investments in US Dollars are mainly represented by Money Market investments (169,918,934 as of September 30, 2018 and 421,656,500 as of December 31, 2017), certificates of deposit (904,036,774 as of September 30, 2018) and mutual investment funds (585,436,901 as of December 31, 2017), and accrue interest at an average annual nominal interest rate of 2.6% and 1.8% as of September 30, 2018 and December 31, 2017, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The main decrease in investments is due to payments for the investment Project of the new L'Amalí plant and the repayment of trade payables.

18. CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	September 30, 2018	December 31, 2017

Capital	59,602,649	59,602,649
Capital adjustment	151,390,644	151,390,644
Share premium	1,612,386,229	2,047,627,791
Other capital adjustments	-	(435,241,562)
Merger premium	98,721,206	98,721,206
Total	1,922,100,728	1,922,100,728

The breakdown of issued, paid-in and registered capital is as follows:

Common shares with a nominal value of $ 0.1 each,
each entitling to 1 vote, fully paid-in	596,026,490	596,026,490

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30, 2018	December 31, 2017

Exchange differences for transactions in foreign currency
Balances at the beginning of the year	250,444,714	149,293,492
Difference due to conversion of transactions in foreign currency	676,092,075	101,151,222
Balances at closing	926,536,789	250,444,714

20. LOANS

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

20.1 Breakdown of loans
	September 30, 2018	December 31, 2017
Loans
In foreign currency	6,547,129,962	3,351,761,052
In local currency	786,400,527	1,012,118,191
Total	7,333,530,489	4,363,879,243

Non-current loans	3,418,323,283	2,604,280,835
Current loans	3,915,207,206	1,759,598,408
Total	7,333,530,489	4,363,879,243

20.2 Breakdown of loans
	September 30, 2018					December 31, 2017
	Company	Ref.	Rate	Maturity	Amount	Amount
Loans in foreign currency - USD
Banco Patagonia S.A.	Ferrosur Roca S.A.		5.75%	July-18	-	89,305,446
Banco Latinoamericano de Comercio Exterior S.A.	Ferrosur Roca S.A.	(2)	3 month Libor + 1.95%	Aug-19	623,654,146	-
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.		3 month Libor + 3.75%	May-20	2,161,715,285	1,228,430,137
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.		3 month Libor + 3.4%	Jun-19	826,018,947	563,979,469
Loans in foreign currency – Guarani
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.		8.5%	Aug-25	1,674,542,378	887,929,000
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.		9.0%	Aug-25	1,099,030,199	582,117,000
Banco Itaú Paraguay S.A.	Yguazú Cementos S.A.	(3)	5.65%	Nov-18	81,075,418	-
Banco Itaú Paraguay S.A.	Yguazú Cementos S.A.	(3)	5.80%	Feb-19	81,093,589	-
Total loans in foreign currency					6,547,129,962	3,351,761,052

Loans in local currency
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		BADLAR + 4%	Sep-18	8,250,770	16,345,799
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		BADLAR + 2%	Mar-19	35,864,541	89,590,643
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		BADLAR + 2%	Jun-19	54,759,788	108,753,068
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.		BADLAR + 2%	July-19	7,968,736	15,133,621
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.		21.75%	Apr-19	157,865,753	157,865,753
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.		21.75%	Apr-19	157,865,753	157,865,753
Banco Patagonia S.A.	Loma Negra C.I.A.S.A.	(1)	BADLAR corrected + 1.65%		-	70,391,979
Banco Patagonia S.A.	Ferrosur Roca S.A.		BADLAR corrected + 0.5%	Oct-18	15,876,654	60,777,576
Banco Santander Rio S.A.	Loma Negra C.I.A.S.A.		BADLAR corrected + 4%	July-18	-	87,562,256
Advances in checking account	Loma Negra C.I.A.S.A.		69.5%	Oct-18	10,231,667	12,871,347
Advances in checking account	Recycomb S.A.U.		69.9%	Oct-18	2,163,153	314,071
Advances in checking account	Ferrosur Roca S.A.		69.9%	Oct-18	335,553,712	234,646,325
Total loans in local currency					786,400,527	1,012,118,191
Total					7,333,530,489	4,363,879,243

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

	September 30, 2018	December 31, 2017
Total of loans by company:
Loma Negra C.I.A.S.A.	3,262,675,487	2,350,924,072
Ferrosur Roca S.A.	1,132,950,265	542,595,100
Recycomb S.A.U.	2,163,153	314,071
Yguazú Cementos S.A.	2,935,741,584	1,470,046,000
Total	7,333,530,489	4,363,879,243

Loma Negra C.I.A.S.A.:

(1)
In July 2015, Loma Negra executed a loan agreement with Banco Patagonia S.A. for a total amount of $ 200,000,000 to be repaid in nine quarterly, equal and consecutive installments, the first one due 365 days after disbursement, at a variable nominal rate based on the BADLAR corrected rate with quarterly payments. On January 24, 2018, given that the Company had available funds, the Board of Directors approved the early repayment of the two last installments, each amounting to 22,222,222, with original maturities scheduled for April and July 2018, respectively. The advance repayment did not imply additional costs for the Company.

Ferrosur Roca S.A.:

(2)
In August 2018, Ferrosur Roca S.A. obtained a new 365 days loan for USD 15,000,000 with Banco Latinoamericano de Comercio Exterior S.A. “BLADEX” at a 3 month LIBOR + 1.95% interest rate with quarterly interest payments.

Yguazú Cementos S.A.:

(3)
In August 2018, Yguazú Cementos S.A. took out two new loans for 11,500,000 Guaraníes each, from Banco Itaú de Paraguay for a term of three and six months at a fixed rate of 5.65% and 5.80%, respectively.

20.3 Loan transactions

The breakdown of loan transactions for the nine months period ended September 30, 2018 is as follows:

Balances as of January 1, 2018	4,363,879,243
New loans and financing	1,000,434,144
Interest accrued	510,240,288
Exchange difference	1,541,736,261
Effect of exchange differences	1,978,805,540
Interest payments	(561,152,077)
Principal payments	(1,500,412,910)
Balances as of September 30, 2018	7,333,530,489

As of September 30, 2018, the maturity schedule for long-term items is as follows:

Fiscal year
2019	536,130,707
2020	926,908,381
2021	391,056,839
2022 onwards	1,564,227,356
Total	3,418,323,283

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

21. ACCOUNTS PAYABLE

Non-current	September 30, 2018	December 31, 2017
Accounts payable for investments in Property, plant and equipment	126,058,530	71,388,595
Total	126,058,530	71,388,595

Current
Suppliers	1,805,515,891	1,239,573,602
Related parties (Note 14)	570,204,065	275,828,345
Accounts payable for investments in Property, plant and equipment and Intangible assets	302,138,642	235,005,411
Provisions for expenses	370,507,810	611,134,006
Total	3,048,366,408	2,361,541,364

Accounts payable for investments in Property, plant, and equipment include trade payables for the L´Amalí plant investment project. Said balances contain interest payable as per the payment terms agreed.
22. PROVISIONS
	September 30, 2018	December 31, 2017
Non-current
Labor and social security	47,602,199	44,184,248
Environmental	94,989,320	80,602,101
Civil and others	60,833,916	36,309,641
Total	203,425,435	161,095,990

The activity of provisions items were as follows:

	Labor and social security	Environmental	Civil and others	Total

Balances as of January 1, 2018	44,184,248	80,602,101	36,309,641	161,095,990
Increases	11,159,848	19,196,229	35,489,794	65,845,871
Uses	(7,741,897)	(4,809,010)	(10,965,519)	(23,516,426)
Balances as of September 30, 2018	47,602,199	94,989,320	60,833,916	203,425,435

23. TAX LIABILITIES

	September 30, 2018	December 31, 2017
Non-current
Payment plans	-	342,209
Total	-	342,209

Current
Income tax	26,776,921	336,262,373
Value added tax	212,056,050	149,872,919
Gross revenues	55,809,970	38,557,514
Other taxes, withholdings, collections and payment plans	277,407,443	48,391,134
Total	572,050,384	573,083,940

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The main changes result from payment of the income tax balance payable as of December 31, 2017 and payment of VAT balances through a payment plan.

24. CASH AND CASH EQUIVALENTS

For the purposes of the condensed interim consolidated statement of cash flows, cash and cash equivalents include cash, bank accounts and short-term high liquidity investments (with maturities less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting fiscal period/year as shown in the condensed interim consolidated statement of cash flows may be reconciled to the related items in the condensed interim consolidated balance sheet as follows:

	September 30, 2018	December 31, 2017

Cash and banks	570,497,517	188,774,700
Short-term investments (Note 17)	2,189,983,421	2,990,913,013
Cash and cash equivalents	2,760,480,938	3,179,687,713

25. FINANCIAL INSTRUMENTS

25.1 Debt to equity ratio
The debt to equity ratio as of the closing of the reporting fiscal year/period is as follows:
	September 30, 2018	December 31, 2017

Debt (i)	7,333,530,489	4,363,879,243
Cash and cash equivalents	2,760,480,938	3,179,687,713
Net debt	4,573,049,551	1,184,191,530
Shareholders’ equity (ii)	6,586,006,383	4,415,794,158
Net debt to equity ratio and shareholders’ equity	0.69	0.27

(i) Debt is defined as long and short-term loans.
(ii) Shareholders’ equity includes all the Group's reserves and capital managed as capital.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

25.2 Categories of financial instruments
	September 30, 2018	December 31, 2017
Financial assets
Cash and Banks	570,497,517	188,774,700
Investments at fair value through income/(loss) (1)	62,082,182	1,734,518,063
Investments held to maturity	2,127,901,239	1,256,394,950
Accounts receivable	2,240,969,611	1,305,227,521

	September 30, 2018	December 31, 2017
Financial liabilities
Amortized cost	11,681,735,968	7,959,722,044

(1)	Fair values hierarchy: Level 1 – Quoted price in an active market.

25.3 Financial risks

The Group is exposed to a series of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

These condensed interim consolidated financial statements do not include all the information and disclosures on financial risks; therefore, they shall be read together with the Company´s consolidated financial statements for the fiscal year ended December 31, 2017, issued on March 8, 2018.

25.4 Fair value measurement

Fair value measurement is described in Note 33 to the annual consolidated financial statements.

From December 31, 2017 through September 30, 2018, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Company's financial instruments during the nine months period ended September 30, 2018.

The carrying amounts of financial assets and liabilities recognized at amortized cost included in the consolidated financial statements as of September 30, 2018 and December 31, 2017 are stated almost at their fair values, except loans, the fair value of which amounts to 7,312,754,841 as of September 30, 2018.

The Management of the Company considers that the liquidity risk exposure is low since the Company has been generating cash flows from its operating activities, supported on strong profits, and has access to loans and financial resources, as explained in Note 20.

25.5 Exchange risk management

The Group carries out transactions in foreign currency; and it is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

The carrying amounts of monetary assets and liabilities stated in foreign currency at the end of the reporting period/year are as follows:
	September 30, 2018	December 31, 2017
Liabilities
US Dollars	4,452,666,560	2,155,076,310
Guaraníes	3,083,620,764	1,577,012,129
Euro	258,618,096	202,586,489
Real	25,916	14,488

Assets
US Dollars	1,218,690,483	1,068,483,893
Guaraníes	856,229,966	330,166,837
Euro	1,340,797	6,354,120
Real	101,636	60,615

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and the Guaraní.

The following table shows the sensitivity of the Group to an increase in the US Dollar and Guaraní exchange rate. The sensitivity rate is the one used when the exchange risk is reported internally to key management personnel and represents the management's assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts its conversion as of the end of the period/year considering a 25% increase in the exchange rate considering all the items of controlled companies in the calculation.

	Effect of US Dollars (in thousands of Argentine Pesos)	Effect of the Guaraní (in thousands of Argentine Pesos)
	September 30, 2018	September 30, 2018
Income/(Loss)	808,494	-
Shareholder's Equity	808,494	663,577

26. NONMONETARY TRANSACTIONS

Below is a list of transactions that did not involve cash flows in the nine months periods ended September 30, 2018 and 2017, respectively:

	September 30, 2018	September 30, 2017

- Acquisitions of Property, plant and equipment	131,870,024	48,761,556
- Acquisition of 2.36% ownership interest in Cofesur S.A.(*)	-	35,434,064
- Settlement of debt for the purchase of Yguazú Cementos S.A. with the loan agreement with InterCement Brasil S.A.	-	97,583,285
- Settlement of debt for purchases to InterCement Brasil S.A. with other loans.	-	34,932,897

(*) The Company applied the 35,434,064 advance held as of December 31, 2016 to acquire a 2.36% ownership interest in Cofesur S.A., approved by the Government in March 2017.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

27. OPERATING SEGMENTS

The Company has adopted IFRS 8 - Operating Segments, which requires operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Board of Directors, the chief operating decision maker, in order to allocate resources and evaluate their performance.

For the purposes of managing its business both financially and operatively, the Company has classified its businesses segments as follows:

i) Cement, masonry cement and lime - Argentina: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker/quicklime and their subsequent grinding with certain additions intended to obtain the cement, masonry cement and lime.
ii) Cement - Paraguay: this segment includes the results from the cement business in Paraguay, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker and subsequent grinding with certain aggregates intended to obtain the cement.
iii) Concrete: this segment includes the results from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.
iv) Aggregates:  this segment includes the results from the aggregates business, from the procurement of the raw materials to subsequent grinding.
v) Railroad: this segment includes the results from the provision of the railroad transportation service.
vi) Others:  this segment includes the results of the business of treatment and recycling of industrial waste for its use as fuel.
	September 30, 2018	September 30, 2017
Net revenues from sales
Cement, masonry and lime – Argentina	11,403,184,546	8,215,594,718
Cement – Paraguay	1,302,974,616	868,768,191
Concrete	2,524,273,405	1,285,582,279
Railroad	1,486,218,156	1,155,978,746
Aggregates	213,624,538	193,091,873
Other	84,201,322	106,362,683
Eliminations	(1,592,651,510)	(991,257,556)
Total	15,421,825,073	10,834,120,934
Cost of sales
Cement, masonry and lime – Argentina	7,574,720,879	5,665,601,136
Cement – Paraguay	922,671,573	602,707,746
Concrete	2,375,995,307	1,209,458,798
Railroad	1,377,319,318	965,349,437
Aggregates	231,577,267	189,335,991
Other	47,244,810	51,554,388
Eliminations	(1,592,651,510)	(991,257,556)
Total	10,936,877,644	7,692,749,940

Selling, administrative expenses and other expenses
Cement, masonry and lime – Argentina	820,394,748	650,759,142
Cement – Paraguay	39,281,006	33,687,886
Concrete	87,268,384	57,215,397
Railroad	107,818,616	80,388,758
Aggregates	4,053,237	4,197,879
Other	28,333,735	29,273,942
Total	1,087,149,726	855,523,004

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

Depreciation and amortizations
Cement, masonry and lime – Argentina	297,447,696	257,336,059
Cement – Paraguay	190,487,397	123,918,413
Concrete	23,154,313	13,340,223
Railroad	97,740,624	54,588,879
Aggregates	9,369,702	6,406,102
Other	1,967,418	1,896,392
Total	620,167,150	457,486,068

Net income from sales minus cost of sales, selling expenses, administrative expenses and other income and expenses
Cement, masonry and lime – Argentina	3,008,068,919	1,899,234,440
Cement – Paraguay	341,022,037	232,372,559
Concrete	61,009,714	18,908,084
Railroad	1,080,222	110,240,551
Aggregates	(22,005,966)	(441,997)
Other	8,622,777	25,534,353
Total	3,397,797,703	2,285,847,990

Reconciling items:
Tax on bank debits and credits	(151,684,886)	(129,369,747)
Net financial income/(loss)	(2,079,136,165)	(675,126,879)
Income tax	(322,391,769)	(473,310,200)
Net income for the period	844,584,883	1,008,041,164

September 30, 2018	December 31, 2017
Geographical information
Non-current assets
Argentina	5,804,362,040	4,094,960,948
Paraguay	4,662,581,465	2,358,756,400

For these purposes, non-current assets do not include deferred tax assets.

No single customer contributed 10% or more of the Group´s income for the nine months periods ended September 30, 2018 and 2017, respectively.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)
28. SECURITY GRANTED TO CONTROLLED COMPANIES

On October 21, 2015 Ferrosur Roca S.A. executed a loan agreement with Banco Patagonia S.A. for an amount of $ 130,000,000. Loma Negra C.I.A.S.A. granted security for that loan, the outstanding balance of which amounts to $ 15,876,654 as of September 30, 2018.

In April 2017, Ferrosur Roca S.A. executed a loan agreement with HSBC Bank Argentina for an amount of 150,000,000. Loma Negra C.I.A.S.A. granted security for that loan, and the outstanding balance as of September 30, 2018 is 157,865,753.

Furthermore, Loma Negra granted security for the lines of advances in checking account taken by Ferrosur Roca S.A. as part of the usual course of its activity. As of September 30, 2018, Ferrosur Roca owes $ 335,553,712 for such advances.

Ferrosur Roca S.A. took a new 365 days loan for USD 15,000,000 with Banco Latinoamericano de Comercio Exterior S.A. "BLADEX" at a 3 month LIBOR + 1.95% interest rate with quarterly interest payments. Loma Negra granted security and surety in favor of BLADEX for up to the amount of the loan plus interest and expenses, and also signed the promissory notes issued by Ferrosur Roca S.A. in favor of that entity. As of September 30, 2018, Ferrosur Roca owes $ 623,654,146 under that loan.

29. COMMITMENTS

Commitments are described in Note 36 to the annual consolidated financial statements for the fiscal year ended December 31, 2017.

30. SUBSEQUENT EVENTS

On October 25, 2018, the transfer by Loma Negra Holding GmbH of all its 304,233,740 shares in Loma Negra CIASA, representing 51.0437% of the Company's share capital, in favor of its 100% direct parent company, Cauê Austria Holding GmbH, was recorded.

Ferrosur Roca S.A. Concession – Argentine Railroads Law

On November 8, 2018, through Decree 1027/2018, the Regulation of Law No. 27,132 to implement the Open Access modality for domestic freight and passengers railroad transport was approved, and the Ministry of Transportation was delegated the power to update the Concession Agreements in force. Within said update, it should be analyzed, among other things, whether it is possible to extend the contractual term for a term of not more than TEN (10) years, the investments regime, the provision of third parties maintenance refunds in the network, the guidelines for third party works in the network, allocation of rolling materials during the term of the concession. Likewise, the Ministry of Transportation was instructed to decide how the gradual readoption, in stages, of the infrastructure by the Argentine Government will be carried out, through the Transport Planning Office. The Company is analyzing the impact of the announced measures.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2018
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

INFORMATION REPORT
1. ACTIVITIES OF THE COMPANY
During the current period, Loma Negra C.I.A.S.A. and its controlled companies dispatched 5,097,998 tons of cement and lime, and its net sales amounted to $ 15,421,825,073. Dispatches overall remained at the same level than those for the same period of the prior year.
Gross income amounted to $ 4,484,947,429 and the total comprehensive income for the nine months period was $ 2,170,212,225. Said income accounts for a 95% increase compared to the comprehensive income for the same period of the prior year.
In July 2015, Loma Negra executed a loan agreement with Banco Patagonia S.A. for a total amount of $ 200,000,000 to be repaid in nine quarterly, equal and consecutive installments, the first one due 365 days after disbursement, at a variable nominal rate based on the BADLAR corrected rate with quarterly payments. On January 24, 2018, given that the Company had available funds, the Board of Directors approved the early repayment of the two last installments, each amounting to 22,222,222, with original maturities scheduled for April and July 2018, respectively. The advance repayment did not imply additional costs for the Company.
On April 25, 2018, the Shareholders at an Annual Shareholders’ Meeting discussed the allocation of unappropriated retained earnings as of December 31, 2017 for a total amount of 1,590,842,382. It was decided at that Annual Shareholders’ Meeting to allocate 600,000 to increase the legal reserve, up to a total of 42,198,659, and the remaining balance, amounting to 1,590,242,382, to an optional Reserve, as per the Company's investment plan.
Likewise, it was decided to adsorb the negative balance of the account “Other capital adjustments” in the amount of 435,241,562 with the Share premium, with a resulting total balance of 1,612,386,229.

In August 2018, Ferrosur Roca S.A. took a new 365 days loan for USD 15,000,000 from Banco Latinoamericano de Comercio Exterior S.A. "BLADEX" with a 3 month LIBOR + 1.95% interest rate with quarterly interest payments.

On October 25, 2018, the transfer by Loma Negra Holding GmbH of all its 304,233,740 shares in Loma Negra CIASA, representing 51.0437% of the Company's share capital, in favor of its 100% direct parent company, Cauê Austria Holding GmbH, was recorded.

2. EQUITY STRUCTURE, COMPARATIVE

	September 30, 2018	September 30, 2017
Current assets	8,333,647,962	3,597,742,550
Non-current assets	10,590,450,380	6,199,666,949
Total assets	18,924,098,342	9,797,409,499

Current liabilities	8,296,910,795	4,573,200,373
Non-current liabilities	4,041,181,164	3,460,207,604
Total liabilities	12,338,091,959	8,033,407,977

Non-controlling interests	1,281,004,103	520,721,752
Shareholders’ equity attributable to owners of the parent company	5,305,002,280	1,243,279,770
Total shareholders’ equity	6,586,006,383	1,764,001,522

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2018
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

3. STRUCTURE OF RESULTS, COMPARATIVE
	September 30, 2018	September 30, 2017
Gross income	4,484,947,429	3,141,370,994
Selling and administrative expenses	(1,102,588,154)	(852,098,879)
Other net income and expenses	15,438,428	(3,424,125)
Tax on bank debits and credits	(151,684,886)	(129,369,747)
Net financial income/(loss)	(2,079,136,165)	(675,126,879)
Income before income tax	1,166,976,652	1,481,351,364
Income tax	(322,391,769)	(473,310,200)
Net income for the period	844,584,883	1,008,041,164

Net income for the period attributable to:
Owners of the parent company	806,358,740	925,598,613
Non-controlling interests	38,226,143	82,442,551

Other comprehensive income
Due to exchange differences	1,325,627,342	105,582,845
Total other comprehensive income for the period	1,325,627,342	105,582,845
Total comprehensive income for the period	2,170,212,225	1,113,624,009

4. COMPARATIVE CASH FLOWS STRUCTURE

	September 30, 2018	September 30, 2017
Net cash flows from operating activities	1,845,877,705	1,583,676,550
Net cash flows used in investing activities	(1,997,282,222)	(939,690,637)
Net cash flows used in financing activities	(1,072,159,368)	(1,175,322,224)
Total net cash flows used in the period	(1,223,563,885)	(531,336,311)

5. STATISTICAL DATA (In tons)

	September 30, 2018	September 30, 2017
Production volume	5,056,254	5,080,979

Sales volume
Argentina	4,676,113	4,640,134
Abroad	421,885	438,357
Total	5,097,998	5,078,491

6. INDEXES

	September 30, 2018	September 30, 2017
Liquidity	1.00	0.79
Creditworthiness	0.54	0.22
Fixed capital	0.56	0.63

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2018
(All amounts are stated in Argentine Pesos - $ - unless otherwise stated)

7. FUTURE PROSPECTS

The Company estimates that, despite the decrease in demand for the last few months, the cement industry volumes in 2018 will be near those for the previous year. The Company remains cautiously optimist, and is expecting a recovery in cement consumption in the mean term, accompanying a general improvement in economy.
As regards Paraguay, a growth in the construction industry is expected, as a result of the increase in private project investments, in addition to continued investments in infrastructure from the public sector.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: January 10, 2019	By:	/s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer